SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant's Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

VOTORANTIM CELULOSE E PAPEL S.A.
Publicly-traded company
CNPJ nº. 60.643.228/0001 -21
NIRE 35.300.022.807

NOTICE TO THE MARKET

In accordance with the applicable regulations and instructions of the Brazilian corporate law and the Brazilian Securities and Exchange Commission (CVM), VOTORANTIM CELULOSE E PAPEL S.A. (“VCP”), announces the resignation of Mr. Valdir Roque as Chief Financial and Investor Relations Officer of VCP. As of October 10th, 2008 Mr. Valdir Roque will formally become the Chief Financial and Investor Relations Officer at Aracruz Celulose S.A.

Simultaneously, Mr. José Luciano Duarte Penido, VCP Chief Executive Officer, will accumulate the position of Investor Relations Officer and Mr. Osvaldo Ayres, General Controller Manager will act as VCP Chief Financial Officer.

São Paulo, October 09th, 2008.

José Luciano Duarte Penido
Votorantim Celulose e Papel S.A.
Chief Executive and Investor Relations Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2008

VOTORANTIM PULP and PAPER INC. (Registrant)

By:	/s/ José Luciano Duarte Penido

	Name:	José Luciano Duarte Penido
	Title:	Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.